02053067

UNITED STATES
[S]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING AUG 2 9 2002 WASH. D.C. 154 SECTION

SEC FILE NUMBER
8- 21549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Padden & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Monroe Street, Suite 706
(No. and Street)

Chicago,	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David H. Padden (312) 263-5970
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name — *if individual, state last, first, middle name*)

220 S. State Street	Chicago,	Illinois	60604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David H. Padden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Padden & Company, Inc., as of June 30, ~~19~~x2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Sworn and subscribed to me on the 27th day of August, 2002.

Notary Public

"OFFICIAL SEAL"
William J. Griffith
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 20, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PADDEN & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET · SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Padden & Company, Inc.
Chicago, Illinois 60603

I have audited the accompanying statement of financial condition of Padden & Company, Inc. as of June 30, 2002. this financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

I my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Padden & Company, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
August 27, 2002

PADDEN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash in bank		$ 500,710
Receivables		
Municipalities and other		1,050,598
Marketable securities owned,		
at market value		27,640
Furnishings and equipment at cost, less		
accumulated depreciation of $173,859		3,006
Accrued interest receivable		14,515
Other assets		42,462
Total assets		$ 1,638,931

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payables		
Municipalities		$ 13,766
Other payables and accrued expenses		13,463
Total liabilities		27,229
Stockholders' Equity		
Common stock, no par value;		
1,000 shares authorized; 700 shares		
issued and outstanding	$ 100,000	
Retained earnings	1,511,702	
Total stockholders' equity		1,611,702
Total liabilities and stockholders' equity		$ 1,638,931

The accompanying notes are an integral part of this statement.

PADDEN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

1) Summary of Significant Accounting Policies

Business Activities

Padden & Company, Inc. operates as a broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies.

Padden & Company, Inc. (the "Company") purchases municipal bonds, vouchers and leases from contractors and others. These financial instruments are then generally sold to the Company's customers. These transactions are reflected in the accounts at the time the securities are actually purchased.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furnishings and Equipment

Furnishings and equipment are depreciated over their estimated useful lives using straight-line and accelerated methods.

Marketable Securities

Securities owned are valued at market prices consistent with industry practice.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Income Taxes

The statutory Federal income tax rate differs from the effective tax rate because of tax-exempt municipal securities interest income.

Concentration of Credit Risk

In the normal course of business, the Company advances interest payments to its customers when principal payments are made by various municipalities, (primarily Chicago, Illinois). The Company is dependent on the economy of the Chicago, Illinois area and the City of Chicago.

2) Line of Credit

The Company has a $1,500,000 credit limit with a bank in the form of a line of credit. The line of credit is collateralized by securities held by the Company. At June 30, 2002, there was no balance outstanding. Under the terms of this agreement, this amount is available on an uncommitted basis subject to the bank's review at any time.

3) Related Party Transactions

The Company is related to Padco Lease Corp. due to common stock ownership. During the year ended June 30, 2002, various unsecured loans were made between the related companies. No interest was paid or received during the year ended June 30, 2002. At June 30, 2002 there was no amount due to or from the affiliated company.

During the fiscal year ended June 30, 2002, Padco Lease Corp. reimbursed the Company $27,000 for office rent.

4) Federal Income Taxes

The Company has available Federal net operating losses as follows:

Expires In The Fiscal Year Ended June 30,	Amount
2011	$ 21,744
2012	77,960
2013	36,159
2019	143,527
2020	239,074
2021	241,110
2022	269,825

The Company's Federal income tax returns are subject to review for the statutory period.

5) Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day , but at June 30, 2002, the Company had adjusted net capital and net capital requirements of $473,481 and $250,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

6) **Commitments and Contingencies**

The Company occupies its office under a lease which expires on August 31, 2007. Rent expense including utilities and additional operating costs for the fiscal year ended June 30, 2002 was $15,414. This amount has been reduced by reimbursements from a related company as described in Note (3). Future rental commitments under the terms of the lease are as follows:

Year Ending		Minimum Rent
June 30, 2003		$ 41,296
June 30, 2004		41,976
June 30, 2005		41,976
June 30, 2006		44,816
June 30, 2007		46,324
	Sub-total	216,388
Thereafter through August 31, 2007		7,752
	Total	$ 224,140

In addition, the Company may be obligated to additional amounts for its allocated portion of increased operating costs.

At June 30, 2002, the Company is obligated under various commitments to purchase, from contractors, municipal securities which will approximate $1,072,000 at the time of issuance.